To the Audit Committee of the Board of Directors of American Gas Index Fund, Inc.:

We have examined management's assertion about American
Gas Index Fund, Inc. (the Fund's) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 31,
1999, included in the accompanying Management Statement
Regarding Compliance with Certain Provisions of the
Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 1999, and with respect to agreement of security purchases and sales, for the period from December 31, 1998, the date of our last examination, through March 31, 1999:

* Confirmation of all securities held by Rushmore Trust and Savings, FSB (Rushmore Trust) in book entry form for the account of the Fund;

* Confirmation from Rushmore Trust that the securities held for the account of the Fund were held for the account of Rushmore Trust by Mellon Bank, N.A. (Mellon), as agent for
      Rushmore Trust;

* Confirmation with Mellon of all securities held by Mellon in book entry form for the account of Rushmore Trust;

* Confirmation with brokers that all purchases and sales outstanding were in agreement with the Fund's records;

* Reconciliation of all such securities to the books and records of the Rushmore Trust and the Fund;

* Confirmation of all repurchase agreements with brokers and agreement of underlying collateral with broker's records;

* Agreement of two security purchases and one security sale since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that American Gas Index
Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Audit Committee of the Board of Directors of American Gas
Index Fund, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



Deloitte & Touche LLP
Princeton, New Jersey
April 30, 1999










































Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940


We, as members of management of American Gas Index, Fund, Inc. (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule
17f-2 as of March 31, 1999 and from December 31, 1998
(last examination date) through March 31, 1999.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 1999 and from December 31, 1998 (last examination date) through March 31, 1999, with respect to securities reflected in the investment accounts of American Gas Index Fund, Inc.

/S/ Richard J. Garvey
Richard J. Garvey
Chairman


/s/ Timothy N. Coakley
Timothy N. Coakley
Vice President